SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.       Description

Exhibit No. 1     Holding(s) in Company released on 6 September, 2005
Exhibit No. 2     Director/PDMR Shareholding released on 7 September, 2005
Exhibit No. 3     Director/PDMR Shareholding released on 7 September, 2005
Exhibit No. 4     Director/PDMR Shareholding released on 7 September, 2005
Exhibit No. 5     Director/PDMR Shareholding released on 7 September, 2005

Exhibit No. 1

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class



9)   Class of security

ORDINARY SHARES

10)  Date of transaction

5 SEPTEMBER 05

11)  Date company informed

6 SEPTEMBER 05

12)  Total holding following this notification

26,629,046

13)  Total percentage holding of issued class following this notification

4.26%

14)  Any additional information



15)  Name of contact and telephone number for queries

CLARE DUFFILL
TEL: 020 7706 1111

16)  Name and signature of authorised company official responsible for
     making this notification           CLARE DUFFILL

     Date of Notification ....6 SEPTEMBER 2005....................


Letter to: Rank Group plc
Dated: 5 September 2005

Companies Act 1985 (as amended) (the"Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in the Ordinary 10p shares comprising part of the relevant share capital of Rank Group plc ("the Company")

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had an interest (for the purposes of Sections 208 and 209 of the Act) in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-


                                                          Number of   Percentage
Registered Holder:                              Fund:    Share Held:    Holding:

Chase Nominees a/c CMIG                         1105      1,254,092       0.201%
Chase Nominees a/c CMIG                         2304      2,190,137       0.351%
Chase Nominees a/c CMIG                         2314      7,166,673       1.148%
Chase Nominees Ltd                               WP       9,513,201       1.524%
HSDL Nominees Limited                            N/A             13       0.000%
Nortrust Nominees Limited a/c HXCM              HPFO         42,622       0.007%
Nortrust Nominees Limited a/c HXCM              HLFO        555,301       0.089%
Nortrust Nominees Ltd.                         HXPEN         45,814       0.007%
Nortrust Nominees Ltd.                          HPBA         47,662       0.008%
Nortrust Nominees Ltd.                          HLBA        557,473       0.089%
Nortrust Nominees Ltd.                         HXLFE        589,910       0.094%
State Street Nominees Limited a/c 2GDS          2GDS      2,725,000       0.435%
State Street Nominees Limited a/c 2GDW          2GDW        977,148       0.157%
State Street Nominees Limited a/c 2GDX          2GDX        117,000       0.019%
State Street Nominees Limited a/c 2GEG          2GEG        760,000       0.122%
State Street Nominees Limited a/c 2GEH          2GEH         87,000       0.014%

Aggregate material Holding of HBOS Group                 26,629,046       4.265%


Letter from: Kenny Melville
             Assistant Company Secretary
             For and on behalf of
             HBOS plc

             Tel: 0131 243 8671

Exhibit No. 2

                                     SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     JOHN SUNDERLAND

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     ACQUISITION OF SHARES

7)   Number of shares/amount of
     stock acquired

      550

8)   Percentage of issued Class

     NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed



10)  Percentage of issued Class



11)  Class of security

     ORDINARY SHARES

12)  Price per share

     280.50P

13)  Date of transaction

     06/09/2005

14)  Date company informed

     07/09/2005

15)  Total holding following this notification

     4,351 SHARES OF 10P EACH

16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

     N/A

18)  Period during which or date on which exercisable

     N/A

19)  Total amount paid (if any) for grant of the option

     N/A

20)  Description of shares or debentures involved: class, number.

     N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22) Total number of shares or debentures over which options held following this notification

     N/A

23)  Any additional information

     N/A

24)  Name of contact and telephone number for queries

     CLARE DUFFILL 0207 7061111

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification  7 SEPTEMBER, 2005

Exhibit No. 3

                                           SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     OLIVER STOCKEN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     ACQUISITION OF SHARES

7)   Number of shares/amount of
     stock acquired

      478

8)   Percentage of issued Class

     NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed



10)  Percentage of issued Class



11)  Class of security

     ORDINARY SHARES

12)  Price per share

     280.50P

13)  Date of transaction

     06/09/2005

14)  Date company informed

     07/09/2005

15)  Total holding following this notification

     44,166 SHARES OF 10P EACH

16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

     N/A

18)  Period during which or date on which exercisable

     N/A

19)  Total amount paid (if any) for grant of the option

     N/A

20)  Description of shares or debentures involved: class, number.

     N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22) Total number of shares or debentures over which options held following this notification

     N/A

23)  Any additional information

     N/A

24)  Name of contact and telephone number for queries

     CLARE DUFFILL 0207 7061111

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification  7 SEPTEMBER, 2005

Exhibit No. 4

                                     SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

THE RANK GROUP PLC

2)   NAME OF DIRECTOR

BRENDAN O'NEILL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ACQUISITION OF SHARES

7)   Number of shares/amount of
     stock acquired

614

8)   Percentage of issued Class

NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed

-

10)  Percentage of issued Class

-

11)  Class of security

ORDINARY SHARES

12)  Price per share

280.50P

13)  Date of transaction

06/09/05

14)  Date company informed

07/09/05

15)  Total holding following this notification

2,316 SHARES OF 10P EACH

16)  Total percentage holding of issued class following this notification

NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

N/A

18)  Period during which or date on which exercisable

N/A

19)  Total amount paid (if any) for grant of the option

N/A

20)  Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23)  Any additional information

N/A

24)  Name of contact and telephone number for queries

CLARE DUFFILL 020 7706 1111

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification     7 SEPTEMBER 2005

Exhibit No. 5

                                               SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     RICHARD GREENHALGH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     ACQUISITION OF SHARES

7)   Number of shares/amount of
     stock acquired

      645

8)   Percentage of issued Class

     NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed



10)  Percentage of issued Class



11)  Class of security

     ORDINARY SHARES

12)  Price per share

     280.50P

13)  Date of transaction

     06/09/2005

14)  Date company informed

     07/09/2005

15)  Total holding following this notification

     2,806 SHARES OF 10P EACH

16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

     N/A

18)  Period during which or date on which exercisable

     N/A

19)  Total amount paid (if any) for grant of the option

     N/A

20)  Description of shares or debentures involved: class, number.

     N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22) Total number of shares or debentures over which options held following this notification

     N/A

23)  Any additional information

     N/A

24)  Name of contact and telephone number for queries

     CLARE DUFFILL 0207 7061111

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification  7 SEPTEMBER, 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  12 September 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary